WEIL, GOTSHAL & MANGES

05013252

81968-0005

December 9, 2005

SUPPL

**By Hand**

RECEIVED DEC 09 2005 190

Securities and Exchange Commission
Office of International Corporate Finance 3-2
450 Fifth Street N.W.
Washington D.C. 20549-0302
United States of America

**Re: Yell Group plc - - 12g3-2(b) File No. 82-34674**

Ladies and Gentlemen:

On behalf of Yell Group plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of each separate item of information indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely

**Martin Sandgren**

PROCESSED
DEC 14 2005
THOMSON
FINANCIAL

Enc

LO1:\565127\01\C41Z01!.DOC\81968.0003

ONE SOUTH PLACE, LONDON EC2M 2WG
TEL: +44 (0) 20 7903 1000 FAX: +44 (0) 20 7903 0990

82-34674

YELL

9 December, 2005

news release news release news release news release news release

**Yell Group reports Yellowbook.com's performance for the first time at its Investor Seminar 2005**

Yell is today holding an Investor Seminar in the United States at which its UK and US management is presenting on its business. Included in the information being released is new information that relates to Yellowbook.com, the US online service which is part of Yellow Book USA, and is set out below. Yell is not providing a trading update at its Investor Seminar and confirms that the Group is well on track to meet full year expectations, as was stated in its results for the six months ended 30 September 2005, announced on 8 November 2005.

## Yellowbook.com's performance

Yellowbook.com has grown consistently over the last three years as Yellow Book has taken advantage of the increase in its geographic platform and establishment of its brand to extend its online offering to users and advertisers. Yell.com continues to work closely with Yellowbook.com, which is benefiting from Yell.com's experience.

- Revenue was $17.9 million for the six months ended 30 September 2005, including TransWestern from 15 July 2005, the date of acquisition. For the year ended 31 March 2005, revenue was $22.2 million compared with $12.8 million for the previous year. This revenue has previously been reported as part of Yellow Book's overall revenue
- The number of online adverts was 993,500 at 30 September 2005, including TransWestern. For the year ended 31 March 2005, there were 562,000 adverts online, compared with 375,000 the previous year
- There were 2.7 million unique visitors during the month of September 2005. There were 1.3 million during March 2005

In addition, it was stated that Yellowbook.com's customers, including TransWestern, represent 51% of Yellow Book's print customer base at 30 September 2005. Retention of online customers was broadly in line with print retention for the six months ended 30 September 2005.

**The investor day presentations**

The presentation slides are available on our website at www.yellgroup.com and a webcast of the presentations will be available on the site from Monday 12 December.

**Enquiries**

**Yell**

Jill Sherratt

Head of Investor Relations

Tel: +44 (0) 118 950 6984

Mobile: +44 (0) 7764 879808

Assistant: Azmin Merali +44 (0) 118 950 6287

*This news release contains forward-looking statements. These statements appear in a number of places in this news release and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, revenue, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in Yell Finance B.V.'s 31 March 2005 annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 13 June 2005, for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.*

A copy of this release can be accessed at yellgroup.com/announcements

82-34674

# INVESTOR SEMINAR

9 December 2005

YELL

# Disclaimer

During this presentation we will be discussing Yell's business outlook and making certain forward-looking statements. Any statements that are not historical facts are subject to a number of risks and uncertainties, and actual results may differ materially.

We urge you to read the Risk Factors and cautionary language in the annual report on Form 20-F of our subsidiary, Yell Finance BV, that was filed with the SEC in June 2005. We also draw your attention to our press release which is posted on our web site, for more information on the risks and uncertainties.

YELL™

Investor Relations: Jill Sherratt +44 (0)118 950 6984

**www.yellgroup.com**

Yell, Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT

# US MARKET AND STRATEGY

Joe Walsh
President / CEO, Yellow Book

YELL™

# #1 Independent

YELL

- Founded in 1930
- 400 offices in 46 States
- 900 directories
- 100+ million circulation
- 7,700 employees



36% COMPOUND ANNUAL GROWTH FY01-FY05
OVER 60% SHARE OF INDEPENDENTS' REVENUE

# Leads for less


Buyers
Efficient link
Sellers

Low cost business leads from a
"Ready-to-Buy" audience

# Trends in US market share

## % Revenue growth for publishers



25
20
25
13
14
20
16
13
4.0
4.0
3.0
2.0
-0.5
-1.5
-2.0
-1.3
1998 1999 2000 2001 2002 2003 2004 2005*
■ Incumbents □ Independents


## % Independents' market share



8
10
11
12
12
15
17
20
1998 1999 2000 2001 2002 2003 2004 2005*
○ Independents' market share


* Projected

Source: The Kelsey Group with Yell estimates for 2002 to 2004. Independents include online-only publishers. 2005 estimates from Association of Directory Publishers' (ADP's) Yellow Pages Data Center

# Our philosophy

YELL™

- Focus, simplicity, discipline
- The user first – virtuous circle
- Passionate about usage and brand
- Win, Keep, Grow strategy
- Sharing of best practice across the States and the Atlantic

# TransWestern publishing integration

YELL

- Meet the people – July
  - Joe Walsh & senior team traveled the country and met all employees within first two weeks
- Executives retire
  - Chairman, President / CEO, CFO, CPO retired the day of the closing
- Parallel period
- Common system – DIAD
- Sales integration completed in October

## TransWestern publishing integration (continued)

YELL

- All functions integrated by March
- Overlapping directory coverage addressed
- Rebranding underway
- Market relaunches beginning
- Momentum building

# Competitive landscape

YELL

- Over-*directorying* of markets
  - Over 1,000 new directories last three years
- Companion books
- Selective dealing – price by heading
- Local search

# Yellow Book growth

YELL

- Double-digit organic growth
  - Same market growth
  - New launches
  - Online
- Acquisitions
- Margin expansion
- Excellent execution

YELL™

# US SALES

Victoria Sharrar
Chief Sales Officer, Yellow Book

YELL™

# Vision of the sales organization

YELL

- High energy, talented “go-go” sales force
- “Best in class” sales leadership
- Caught up in **The Cause**
- Conviction in our value story
- Intensely customer focused
- Winning culture
- Career driven

# Sales structure and techniques

YELL™

Structure

- 5,058 field sales; 120 telesales; 634 sales management
- Recruitment – take less than 10% of applicants
- Training approach – best people share best practise
- Remuneration – 60% fixed salaries
- Low sales churn

Techniques

- Need-based sale
- Customer service

# Win, Keep, Grow

YELL™

- Demonstrating value for money
  - Proving value
  - Cost per call



Computer & Laser Printer Repair
SINCE 1986
CommPutercations, Inc.
ON-SITE OR IN HOUSE
301•663•1758
www.commputercations.com
5712 Industry Lane
Frederick, MD 21704
• On-site problem solving
• Pick-Up & Delivery Available
• Computer Cable Installation
• Network Consulting & Support
• Internet Solutions
• Maintenance Agreements
• New Systems Sales
• Web Design


| FREDERICK COUNTY, MARYLAND | YELLOW BOOK | VERIZON |
|---|---|---|
| Investment per month | $185 | $435.80 |
| Total calls | 378 | 329 |
| Average calls per month | 32 | 27 |
| Cost per lead | $5.78 | $16.11 |
| Additional information available upon request | Metered calls from November 2003-October 2004 | Metered calls from November 2003-October 2004 |

# Win, Keep, Grow

YELL™

- Demonstrating value for money
  - Proving value
  - Cost per call

| QUAD CITIES, IOWA / ILLINOIS | YELLOW BOOK | SBC |
|---|---|---|
| Investment per month | $1,504 | $3,462 |
| Total calls | 1,342 | 858 |
| Average calls per month | 112 | 72 |
| Cost per lead | $13.43 | $48.08 |
| Additional information available upon request | Metered calls from September 2004-August 2005 | Metered calls from November 2004-October 2005 |



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ILLINOIS
309-788-2446
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563-323-4633
Call The Experts Today!
For A FREE In-Home Estimate

# Win, Keep, Grow (continued)

YELL™

- Credit policies
  - 12 months payment for most customers
- National customers
  - Demonstrating value to Certified Marketing Representatives

# Customer testimonials

YELL

*"We do a lot of marketing on-line, on TV, on radio, of course with directory advertising, but of all the vehicles that we have, Yellow Book is the strongest in terms of new customer acquisition. We also track our marketing investment very closely and we know for a fact that the directory advertising in Yellow Book has lifted our sales significantly and that's why we're very happy with it."*



**Margaret Woo**
Chief Marketing and
Merchandising Officer
1-800-FLOWERS*

Note: 1-800-FLOWERS is listed on the NASDAQ with revenues of $670M in FY05

# Organic revenue growth

## Contribution to growth



■ New launches
□ Same market
11.5%
2.2%
9.3%
14.2%
3.1%
11.1%
19.4%
10.4%
9.0%
FY04
FY05
H1 FY06

# Examples of more developed books
# Same market growth



150%
100%
50%
0%
Suburban Maryland
Philadelphia
Allentown
Sarasota FL
FY02 FY03 FY04 FY05


**All 4 years plus**

# Metro market growth trends

YELL


350%
300%
250%
200%
150%
100%
50%
0%
Pittsburgh
Chicago
St Louis *
Indianapolis *
FY03 FY04 FY05 FY06

* McLeod re-launch

# New launches - criteria

YELL™

- Market size and growth
- Proximity to existing sales; sales capacity
- A set process that involves:
  - Sales planning and marketing
  - Advertising and PR
  - Production
  - HR, training and sales

# FY06 new launches

YELL

**TOTAL FY06 NEW LAUNCHES : 32 MARKETS**
**Average revenue per copy $12**

| | | |
|---|---|---|
| Piedmont VA | Santa Fe NM | Columbia/Montour PA |
| Syracuse NY | Hudson Valley NY | Henderson NV |
| Tri Cities VA | West Palm FL | Rochester NY |
| Eastern Shore MD | Kent/Sussex DE | South Orange NY |
| Sanger/Reedley CA | Lynchburg VA | Waterbury CT |
| S Hampton Roads VA | Watertown NY | Citrus Cty FL |
| Suffolk NY | Jackson MI | Hartford CT |
| Williamson Cty TN | Merrimack/Salem MA | Roanoke VA |
| Cape Cod MA | N Hampton Roads VA | Shenandoah Valley VA |
| Las Vegas NV | San Bernardino CA | Ayer/Fitch MA |
| Narragansett RI | Staunton/Harrisonburg VA | |

# New launches



Yellow Book markets
New launches
TransWestern acquisition

# TWP sales integration

YELL™

- Sales leadership reorganization
  - Completed November 1st
- Major Metro re-launches
  - 7 markets identified
- Sales training & recruiting
  - Integration complete
- Sales process "Boot Camps" and Leadership Development Course
  - Well received by TWP sales force and sales managers
- Sales churn
  - Yellow Book style compensation and sales deployment being implemented

# Summary

YELL

- Acquisition integrations adding value
- Back office support a key strength
- Brand strength and national footprint a powerful component
- Growth prospects continue to be outstanding

YELL™

# US MARKETING & INTERNET

Gordon Henry
Chief Marketing Officer

YELL™

# Marketing focus

YELL

- Build Yellow Book brand
- Manage core product
- Develop online business


Yellow Book
UNIVERSITY
Search Online at yellowbook.com

# Advertising & Public Relations

YELL

- Build confidence in our brand
- Soften beachhead
- Drive inbound lead volume


Yellow Book


Yellow Book


America's Greatest Brands


Yellow Book
Yellow Book.
Not the other book.
1-800-YB-YELLOW
yellowbook.com

# Product planning

YELL

- Thump factor – building content
- Display ad count growth
- Rates about 50% of incumbent
- Usage research


Yellow Book
Wilmington
SOBIESKI
Wilmington
WILMINGTON

**DISPLAY AD COUNT COMPARISON WITH PRIMARY COMPETITOR**

| YBUSA market | YBUSA FY04 | YBUSA FY05 | YBUSA FY06 | Competitor Current issue |
|---|---|---|---|---|
| **Manhattan NY** | 3,209 | 3,291 | 3,499 | 3,287 |
| **Charlotte NC** | 2,534 | 2,729 | 2,776 | 2,365 |
| **Kansas City KS** | 2,001 | 2,088 | 4,060 | 3,450 |
| **Wilmington DE** | 2,927 | 3,401 | 3,414 | 2,396 |
| **Gtr Indianapolis IN** | 2,505 | 3,816 | 3,974 | 2,645 |

# Internet ad count & revenue growing

Content

- Largest ad volume
- Keyword searchable
- Intelligent results

Monetization

- Strong revenue growth
- AVA still modest
- Room for increase

## Ad count growth



Ad count growth
Ads online
TransWestern
Yellow Book
993,500
372,000
621,500
562,000
375,000
228,000
31 Mar 03
31 Mar 04
31 Mar 05
30 Sep 05


## Revenue growth*



Revenue growth*
TransWestern
Yellow Book
$17.9m
$2.7m
$15.2m
$22.2m
$12.8m
$9.7m
FY03
FY04
FY05
FY06 H1


* Recognized

# Ad penetration growing

YELL

- Strong penetration of print advertiser base
  - TransWestern penetration online similar to Yellow Book's
- Retention of online customers broadly in line with print retention



Customer base (000s)
800
600
400
200
0
Online
Print
10/03-9/04
YB only
10/04-9/05
with TWP

# Traffic growth

YELL

- Consistent traffic increases
  - 2.7 Million Unique Visitors*

**Traffic Growth Index****

Index: March 2003 = 100%



2000%
1800%
1600%
1400%
1200%
1000%
800%
600%
400%
200%
0%
Unique Visitors (m)
Mar 03
Mar 04
Mar 05
Sep 05


* Comscore, Sept 2005 ** Webtrends

# Online growth strategy

YELL™

- Grow AVA (product staircase)
  - Introduce products of increasing value to enable growth in customer spend
- Steady build of site usage
- Develop proven value
- Broaden customer acquisition
- Yellow Book Direct
  - Customer-accessible account information online

# Yellowbook.com site redesign

YELL

## Home page



Since 1930
4.0 Beta
Yellow Book
Complete Local Yellow Pages Nationwide
Business
People
Advanced Search
What
Where
Find It!
Remember this location
Company Info
Site Map
Help
1-800-YB-YELLOW

# Yellowbook.com site redesign

YELL

Results page



Yellow Book
What
Where
Find It!
Search Results
Pages: 1
Modify Search
Printer Friendly
Sponsored Advertiser:
FLOWERS & GIFTS
SAME DAY DELIVERY
AVAILABLE
Local Results:
A. King of Prussia Flower Shop
(610) 265-3040
B. Valleygreen Flowers and Gifts
(610) 354-9958
C. Petals
(610) 265-6060
NORTH
SOUTH
EAST
WEST
Audubon
Betzwood
Cannon Run West
Norristown
Bridgeport
Shainline
King Of Prussia
New Centerville
Rampart Ridge
Devon
Strafford
Other Advertisers Serving Your Area
Plaza Flowers
(610) 630-8825

# Proven value

YELL

- Yellow Book Direct will include:

  1. Site Traffic

  2. Heading and Book Reports

  3. Individual Performance Reports



YELL

# US IT AND CHANGE MANAGEMENT

Gary Shaw
Chief Information Officer, Yellow Book

YELL™

# IT infrastructure metrics

YELL

- 5000 desktops and laptops
- 7000+ telephones
- 100+ terabytes disk storage in 2 major data centers
- 270 networked offices
- 400 facilities

# Yellowbook USA
# US network



VPN Backup

# Yellowbook USA
# International network

YELL™



King of

# Example IT infrastructure cost savings indicators

YELL

| Average costs of support | FY04 | FY05 | FY06 | Savings |
|---|---|---|---|---|
| Average cost of server support | $1,740 | $1,514 | $1,493 | -14.2% |
| Average cost per workstation support | $429 | $378 | $351 | -18.8% |
| Average cost per help desk call | $7.05 | $6.79 | $6.43 | -8.8% |
| Average cost of facilities support | $2,893 | $2,721 | $2,573 | -11.0% |

* FY06 is based on current reforecast

# Best practices

YELL™

- Disaster recovery / business continuity
- Sarbanes Oxley
- Focus on integrated systems

# Key projects in process and going forward

YELL

Yellowbook.com 4.0
- New look & feel
- Yell.com Thesaurus Technology
- 10X capacity increase

Market data base
- National business listing data base
- Maintained history
- Single source of data for leads, print, on-line, and distribution

Business intelligence / data warehouse
- Rapid development and access to business data and performance

Customer / Rep facing eProducts
- ICE
- Yellowbookdirect

ICE Sales News - Microsoft Internet Explorer

File Edit View Favorites Tools Help

Back Search Favorites Media

Address http://demosite.corp.ybusa.net/ice/news/burst.do Go Links

Yellow Book | Pick a State | Enter a City | Enter a Category | Enter a Name | Find It!

# Yellow Book ICE 3.0

Sales Force Portal

**Account Research**

- Account Inquiry
- Lead Inquiry
- Assignments
- Directories
- ePages

**Sales Aids**

- News
- Meters
- Testimonials
- Distribution Maps
- Headings
- Ad Rates
- Planning Tools
- Sales Forms
- Artwork Library
- Sales Reports

Welcome back, ***Anthony Tebbe***

Your last access here was on: Friday, July 15, 2005 04:45 PM

Please check the hot list below. You have unworked assignments in markets nearing their closing date.

You have assignments in market(s) that have recently opened. Please check the recently opened list below.



## Hot List

You have assignments remaining in the following markets that are nearing their closing date.

| Book Name | Year | Closing | Assign |
|---|---|---|---|
| Elk River/Buffalo/Monticello/Rogers, MN | 2006 | 04-23-2005 | 14 |
| Charles City/Decorah/Oe, IA | 2006 | 04-21-2005 | 4 |

## Recently Opened List

You have assignments in the following markets that have recently opened for selling.

| Book Name | Year | Opened | Assign |
|---|---|---|---|
| Cedar Rapids, IA | 2006 | 04-15-2005 | 52 |
| Iowa City, IA | 2006 | 04-21-2005 | 69 |

Welcome to Yellow Book Direct - Mozilla Firefox

File Edit View Go Bookmarks Tools Help

http://demosite.corp.ybusa.net:8080/cf/start.do Go

Welcome to Yellow Book Di...

# Yellow Book DIRECT

Buy and manage Yellowbook advertising online

- Yellow Book Direct Home
- What is Yellow Book Direct?
- Manage your account
- New Advertisers
- Request a Basic Listing
- YellowBook.com
- Advertising info.
- Order a Book Online
- Contact us
- Logout

## Advertising with Yellow Book USA can help your business grow



Founded in 1930, Yellow Book USA is the oldest and largest independent yellow pages publisher in America, with approximately 900 directories serving consumers and businesses in 46 states and the District of Columbia.

There is nothing more important to Yellow Book USA than gaining usage. More content and more choices mean more reasons for consumers to choose Yellow Book, which leads to more benefits for the advertisers. Our fundamental goal is continued product momentum - making each sucessive directory moticeably better than the one before. With strong focus on the end user, Yellow Book strives to produce a superior product that delivers a better values for advertisers. And when consumers reach for Yellow Book, they know they will find a wealth of information and choices.

For over 75 years, a simple unwavering principle has guided the way we make decisions - we consider the user first, the advertiser second and Yellow Book third.

Buying an ad on Yellowbook.com enables you to tell these potential customers more about your business and what you could do for them. With one third of Yellowbook.com users making a purchase from the business they found on Yellowbook.com, advertising with us really can help your business grow.

**Additional Info or Links**

This is another spot we can highlight or link to some other part of the site.

**Account Management**

Click here to manage your account online.

Login

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Promotion Area

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start | Inbox - Microsoft Out... | Microsoft PowerPoint ... | Welcome to Yellow Bo... | 9:35 AM

# TransWestern integration

YELL

- July, 2005 — Closed
- October, 2005 — Organization integration
- November, 2005 — DIAD data bases moved to YB data centers
- January, 2006 * — YB IT standards implementation<br>ICE roll out<br>Worldpages.com integration to Yellowbook.com
- March, 2006 * — DIAD data base integration

* Future dates represent current project targets

# US PUBLISHING

Mark Cairns
Chief Publishing Officer, Yellow Book

YELL™

# US growth FY00 – FY05 – FY07

YELL

| | FY00 | FY05 | FY07 |
|---|---|---|---|
| **Titles** | 254 | 565 | 953 |
| **Impressions (billions)** | 19 | 117 | 170 |
| **Ads (& changes)** | 317,000 | 1,840,000 | 2,500,000 |
| **Paper usage (tons)** | 30 | 160 | 235 |
| **Circulation** | 17.5m | 82m | 121m |
| **Acquisitions** | | 35 to Nov 2005 | |

# US publishing strategies

- Integration
- Scalable mirrored Production centers
- Process Simplification
- Continuous Improvement
- Small number of Key Vendor Partnerships
- Supply Chain Integration

# Integration Progress

YELL

- Yellow Book product standards and processes
- Common system platform
- Production centers
  - King of Prussia
  - Cedar Rapids
  - San Diego* (2006)
- TWP integration complete in 2006

* 3rd center post technical conversion

# Key supply chain partners

YELL™

| | |
|---|---|
| **Pre-press** | Pindar Set, Inc. |
| **Print** | R.R. Donnelley |
| | Quebecor |
| **Paper** | UPM |
| | Fraser |
| | Catalyst |

# US cost performance – FY00 to FY05

YELL

| | Cost reduction % |
|---|---|
| Cost per Ad | 61% |
| Cost per Page | 34% |
| Paper cost / ton | 10% |
| Print cost / billion impressions | 40% |

# US Publishing

YELL™

Forward look

- TWP integration
- Market database
- Open systems on line
- Automation and cost reduction

# US FINANCIALS

Jim Haddad
CFO, Yellow Book

YELL™

# Revenue



Organic
Proforma Transwestern FY05
Acquired
CAGR 36% (Yellow Book only)
$331m
$409m
$775m
$940m
$1,524m
FY01
FY02
FY03
FY04
FY05
6.5
6.1
9.3
11.1
Same market growth %

# FY06 half year revenue growth

YELL

## Contribution to revenue growth (%)



Organic growth 19.4%
9.0
10.4
2.3
14.8
31.9
0.4
32.3
Same market growth
New launches
Rescheduling
Acquisitions
Growth before FX
Exchange impact
Total growth

# Adjusted EBITDA



■ Organic
□ Acquired
CAGR 64%
$41m
$50m
$151m
$216m
$300m
FY01
FY02
FY03
FY04
FY05
12.5
12.3
19.4
23.0
26.1
EBITDA margin %

# Building US margins

## EBITDA margin of new directories since launch



3%
16%
32%
26%
1 Year
2-3 Years
4+ Years
All Directories
3%
31%
66%
100%
Share of revenue FY05

# Major initiatives

YELL™

- Sarbanes Oxley compliance
- Credit review project
- Employee welfare
  - Constant monitoring and adaptation of benefit plans and compensation systems
  - Employee stock ownership

# Major initiatives

YELL™

## Transwestern integration

- Full consolidation of all finance functions by March 31, 2006
- All Yellow Book employment procedures and practices already implemented except benefits which will be phased in over next 6 months
- Yellow Book credit policy implemented on a phased-in basis

YELL™

# YELL UK

Steve Chambers
Chief Commercial Officer

YELL™

# Creating an edge


User First
Value to Advertiser
Delivering the Value Story
The People Factor
Salesforce Alignment

Simple, focused strategy and execution

# Competing for the SME £

YELL

**DIRECTORIES**

- BT re-entry
- Trinity Mirror entry
- Thomson
- Strong Community players


CUSTOMERS

**SEARCH ENGINES**

- Local search
- Google
- Yahoo
- MSN
- Ask Jeeves
- Specialists

**LOCAL PRESS**

- Johnston Press
- Independent news and media
- Trinity Mirror

We thrive by building relationships with SMEs and by delivering better value than our competition

# Committed to driving usage

YELL

## Reach

- Delivered to virtually every house and business
- Boundaries reviewed to reflect local buying patterns

## Content

- Classification development
- Lifestyle / event guides
- Easier to use

## Brand Building

- Yellow Pages - Superbrand
- YP 118 24 7 rated UK No 1 for past 2 years
- Portfolio investment


YELLOW PAGES
118 24 7
A
Z




NOW THERE ARE 3 WAYS TO YELL
YELLOW PAGES
YELL.COM
118 24 7
WHATEVER YOU WANT, JUST YELL


INSURANCE GUIDE

# Delivering value at point of sale

YELL

| Classification | Average new leads per month | New business generated by every £1 invested |
|---|---|---|
| Builders | 33 | £448 |
| Plumbers | 51 | £142 |
| Restaurants | 27 | £60 |
| Sports Goods Shops | 14 | £48 |
| Take Away Food | 18 | £10 |

- 7 out of 10 usages resulted in a lead
- Two thirds of these contacts resulted in a sale

Source: Saville Rossiter Base

# UK growth strategy – Win, Keep and Grow

YELL

**UK directories unique advertisers (000s)**


418
438
451
480
478

| FY01 | FY02 | FY03 | FY04 | FY05 |
|---|---|---|---|---|
| 83 | 80 | 78 | 77 | 75 |

Retention %

**ARPA (£)**


1239
1234
1272
1237
1280

| FY01 | FY02 | FY03 | FY04 | FY05 |
|---|---|---|---|---|
| +0.6 | -0.4 | -4.4 | -4.8 | -3.3 |

Effective YP rate card reduction %

**Growth In ARPA over 3 Years (£)**


442
714
1768
Year 1
Year 2
Year 3 plus

**Yell.com revenue (£m)**


8
15
20
26
36
FY01
FY02
FY03
FY04
FY05

- 543k new print advertisers over 5 years
- 14% growth in print advertisers over 5 years
- 3% increase in print yield over 5 years
  - Average Yellow Pages price reduction of 2.5% pa over 5 years
- Rapid growth in Yell.com

# Win, Keep and Grow
# – targeting future growth opportunities

YELL



AVERAGE ADVERTISER SPEND
RETENTION
£435
First year renewal
52.1%
>100k new advertisers
£173
Semi display
69.4%
£363
Display
72.4%
£2,079
Colour
85.4%
£3,665
Portfolio
90.7%
Targeted customer programmes


Source: 2005 regional campaign customer performance trends excluding national accounts and Corporate Advertising Scheme

# Driving colour penetration

YELL™

**'NORMAL' TREATMENT FY04/05**

- All channels
- Not flagged
- No specialist focus
- No additional support

**PERFORMANCE**

- Conversion rate 21%
- Retention rate 74%

**FULL SUPPORT FY05/06**

- Specialist Sales Channel
- Flagged
- Sales Support
- Reward

**PERFORMANCE**

- Conversion rate 34%
- Retention rate 82%

"YP users are six times more likely to choose a colour ad than a mono ad"

"Colour advertisers claim their new YP ad has helped increased enquiries by 42% since the previous year"

Source: Insight Report 9318 – "Directory Colour Performance by Edition Accounting Cycle"

# Aligning the salesforce

YELL



Identify customer segments
Develop customer programmes
Align Salesforce
Deliver value to customers


Over 1 million one-on-one sales contacts annually

# 'Cut them and they bleed yellow' – the People Factor

YELL

| | National Accounts | Face to Face | Telephone |
|---|---|---|---|
| **Average age** | 43 years | 36 years | 33 years |
| **Average service** | 12 years | 5 years | 4 years |
| **Turnover** | 5% | 19% | 26% |
| **On target earnings** | £54k to £67k | £41k | £32k |
| **Job satisfaction** | 87% (67%)* | 79% (67%)* | 86% (67%)* |
| **Headcount** | 83 | 1041 | 532 |

- Rigorous recruitment process
- On target earnings – top quartile for UK media sector
- Open ended earnings opportunity
  - Top performers earn >£100,000
- 90% Leadership appointments from internal candidates
- Highly regarded Training and Development
- Flexible working policies

* SRI high performing norm

# Using sales pay to drive service levels

YELL™

## CUSTOMER SATISFACTION UP 18%*

**Major errors down**

**Inbound call volumes down**

**Customer complaints down**

**Waivers down**

**Production cycle time down**

**Back office headcount down**

Source: *Customer Service Monitor Jan 04 to June 05

# 'Cut them and they bleed yellow' – the People Factor

YELL

| | National Accounts | Face to Face | Telephone |
|---|---|---|---|
| **Average age** | 43 years | 36 years | 33 years |
| **Average service** | 12 years | 5 years | 4 years |
| **Turnover** | 5% | 19% | 26% |
| **On target earnings** | £54k to £67k | £41k | £32k |
| **Job satisfaction** | 87% (67%)* | 79% (67%)* | 86% (67%)* |
| **Headcount** | 83 | 1041 | 532 |

- Rigorous recruitment process
- On target earnings – top quartile for UK media sector
- Open ended earnings opportunity
  - Top performers earn >£100,000
- 90% Leadership appointments from internal candidates
- Highly regarded Training and Development
- Flexible working policies

* SRI high performing norm

# Market approach

- Year-round service for National advertisers
- Campaign-based, multi-book approach for SMEs
- Campaign duration – 6 months face to face, 2 months telesales


Brighton
P
P
Portsmouth
P
P
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul
Brighton sales campaign
Portsmouth sales campaign
P Publication

- Multi-product sale - specialist roles sell additional products during and outside main campaign

# Delivering the value story - sales process and support tools

YELL™

- Needs-based, 2-call sales process
- Annual sales accreditation for all salespeople
- Graphics package and studio-produced visuals
- Marketing information, mapping, proven value data
- Customised electronic planning and presentation
- State-of-the-art computerisation

**Sales Process**

Plan and prepare → Conduct business review → Test intention → Propose and provide solutions → Finalise programme

# Sales automation – adding value, supporting revenue and driving productivity

YELL™

- Error reduction
- Process efficiency – reduction in back office heads
- Adding value at point of sale
- Home-based salesforce
- Internet literacy
- Sales productivity

# Summary

YELL

- Value story – usage, brands, innovative customer programmes
- Highly effective sales operation
- Execution, execution, execution
- Strong relationships with UK SMEs

# YELL.COM

Eddie Cheng
eBusiness Director and President of Yell.com

YELL™

# Agenda

- Performance
- Products
- Strategy

# Growth of search volumes



100m
80m
60m
40m
20m
0m
Page Impressions
Searches
Mar 04
Jun 04
Sep 04
Dec-04
Mar 05
Jun 05
Sep 05


Source – Internal

# Growth of searchable advertisers



180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Sep 03
Mar 04
Sep 04
Mar 05
Sep 05


Source – Internal

# Revenue* per Average Searchable Advertiser (RASA)



£330
£320
£310
£300
£290
£280
£270
£260
Sep 03
Mar 04
Sep 04
Mar 05
Sep 05


* 12 months

# Yell.com customer profile

YELL



160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Yell.com only
Yell.com with YP
FY01/02
FY02/03
FY03/04
FY04/05


Source – Internal

# Product

YELL™

# Monetization of a page

YELL



Plumbing, Heating & Pipe Freezing
Tel-020 7272 9161
Click Here
Plumbing & Drainage Quality Services
PLEASE CLICK HERE
YELL.COM.
Search for: plumber
e.g. couriers
and/or company name:
e.g. Yell
located in: WINDSOR
e.g. town or postcode
SEARCH
Log in Registration benefits
Home Advertise on Yell.com Site map Help
Show results on a map Printer friendly results Refine your results
32 results for "plumber"
Matches located in Windsor
Wider location matches
SPONSORED LISTING
Powergen
Tel: 0800 404 5061
Classification: Plumbers
Website
• Repair Or Replace Your Boiler • A-Rated System Installations • All Work & Parts Guaranteed • 24-Hour Freephone For Repairs • Annual Service & Safety Checks • Corgi Registered Engineers
Options: E-mail business Send to mobile Save to address book
A.N.M PLUMBING
4, Newton Lane, Windsor, Berkshire SL4 2RY
Tel: 01753 858986
Classification: Plumbers
• Corgi Reg No. 198104 • Gas Installers • Boiler Cleaning/Servicing • Plumbers • Repairs • Mobile 07901 861168
Options: Map/Directions Send to mobile Save to address book
A.D. ENVIRONMENTAL SERVICES
24-28, St. Leonards Rd, Windsor, Berkshire SL4 3BB
Tel: 0800 0930036
Classification: Plumbers
• Gas Oil, LPG-Install & Repairs • OFTEC/CORGIRegd-GasSafety • Fair Trades & GuildMC Approved • Burst Pipes-Hot Water Cylinder • Boiler Replacements • CORGI & OFTEC Registered
More info
Options: Map/Directions E-mail business Send to mobile Save to address book
Express Heating & Plumbing Ltd
1, Victoria St, Windsor, Berkshire SL4 1YB
Tel: 01753 575004
Classification: Plumbers
• 24 Hour - 7 Day Service • Plumbing, Heating & Drains • Boiler Changes & Service • Gas Safety Certificates • Corgi No. 186310 • No Call Out Charge Added
Options: Map/Directions Send to mobile Save to address book
Express Heating & Plumbing Ltd
Bracknell, RG12 2JG
Tel: 01344 424454
Classification: Plumbers
• 24 Hour - 7 Day Service • Plumbing, Heating & Drains
Map & full listing
Metro Rod (Reading)
Reading, RG1 7HN
Tel: 0118 950 4477
Classification: Plumbers
• Blocked Drains,Sinks & Toilets • CCTV Camera Surveys
Map & full listing
Plumblocal
Slough, SL1 1PX
Tel: 0800 2945357
Classification: Plumbers
• Reliable Local Plumber • Sensible Price/Free Quotations
Map & full listing
KEYEDGE PLUMBING
Uxbridge, UB8 2EX
Tel: 07904 818609
Classification: Plumbers
• 24 Hours Emergency Service


fixed

random

**National Sponsored Listing**
By sealed bid

**Local Sponsored Listing**
Landscape: £2,400
Portrait: £1,200

**Enhanced Listing Info Page:**
£305

**Site Builder:**
£560

**Banner:**
£600-£1500 p.a.

**Extra classification:**
From £30

**Web link:**
£305

**Coverage Plus:**
From £125

Ratecard correct as at November 2005

# Sponsored listings – new product

National sponsored listings

- 38 location neutral classifications
- 3 rotations per position
- Served nationally

Local sponsored listings

- All other classifications
- 1 rotation per classification and YP book area
- Served locally



YELL.COM.
Search for:
car insurance
and/for company name:
located in:
LONDON
SEARCH
136 results for "car insurance"
Matches located in London
Wider location matches
Asda Insurance
Website
Norwich Union Direct
Apex Insurance
79, Woodford Rd, Forestgate, London, E7 0DL
Tel: 020 8534 7726
BARTS INSURANCE BROKERS
Stanmore, HA7 1EY

# Sponsored listing Average Value of Account comparison

YELL

| ADVERT TYPE | INDEXED |
|---|---|
| Yell.com searchable advertisers (12 month contracts) | 100 |
| Local sponsored listings (12 month contracts) | 655 |
| National sponsored listings (6 month contracts) | 5,009 |

# Enhanced listing info page – new product


More info
YELL.COM
Search for keyword:
and/or company name:
located in:
Building Supplies
Berkshire
SEARCH
e.g. national couriers
Login
Registration benefits
Home
Help
Back to search results
Printer friendly page
A N Other Building Supplies Ltd
ANO
Warehouse 16,
Sovereign Industrial Estate
Reading,
Berkshire RG1 7TT
Tel: 0118 978 9721
24 Emergencies: 07796 546790
Billing: 0118 978 9722
Fax: 0118 978 9723
Classification: Builders' Merchants
• Plumbing and electrical work
• Extensions and renovations
• Roofing, landscaping, building
• PVC fascias and guttering
• Fitted kitchens
• Carpentry, joinery, locks
Map/Directions
Email your need
Send to mobile
Save to address book
Find your way there from
Your postcode:
OR your street:
AND your town/city:
I am driving
I am walking
PLAN ROUTE
Find your closest car park
More information
Our professional plumbers and electricians will ensure all plumbing and electrical work is carried out using industry standards. We provide prompt and professional services in all areas of construction, redevelopment, renovations and general repairs.
From small jobs to larger projects, we will work for you to get the job done quickly and efficiently, giving you more time to do what you want.
If you want to add a new bathroom, upgrade your electrical service, fix a leaking tap or add some outside lights, give us a call. We work hard, so you don't have to.

# Active Hotel

YELL™

- Launched in October '04
- Yell.com receives commission on the booking
  - internet
  - by phone
- Over 2000 UK hotels participate in the scheme
- Hotel data include description, facilities, directions, local attractions, photographs, rating and booking facilities

# Active Hotel



YELL.COM
£26.




YELL

# Active Hotels 2005 booking revenue (indexed)



Active booking line published
on the enhanced listing
600
500
400
300
200
100
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct

# Strategy

YELL™

# Growth strategy – users
# (User centric is key to our approach)

YELL™

- Search and maps
  - Single search (keyword search) in 2006
  - Intuitive (intelligent search) in 2006
  - Continue with content upfront (not click through)
  - Improve location thesaurus
  - Company name search
  - Proximity search
- User registration (470,000+)
  - Benefit package to encourage registration and loyalty
- Key investment
  - Search and maps
  - Brand
  - Mobile delivery of information
- Content
  - B2B
  - Verticals

# New maps (December 2005)

YELL.


YELL.COM
SEARCH
Map & directions
Tel: 020 7226 0160
ISLINGTON
Zoom in
Zoom out
Get Directions to
OR


- New display
- Vector (draggable) maps
- Capable of super-imposing image
- Car park
- Search for advertisers
- By map

# A comparison of UK sites with maps

YELL™

| | Large images | Vector maps | Routing options | Car parks | Diagonal pan | Dragable (Ajax or Flash) | Aerial images | Printer friendly |
|---|---|---|---|---|---|---|---|---|
| **Google.co.uk** | YES | YES | NO | NO | NO | YES | YES | YES |
| **Yahoo.co.uk** | YES | YES | YES | YES | NO | YES | NO | NO |
| **Multimap** | YES | YES | YES | NO | YES | NO | YES | YES |
| **Thomsonlocal.com** | NO | YES | YES | NO | NO | NO | NO | YES |
| **AskJeeves** | YES | YES | YES | NO | YES | NO | NO | YES |
| **Microsoft search** | YES | YES | YES | NO | YES | NO | NO | YES |
| **Yell.com (Dec 05)** | YES | YES | YES | YES | YES | YES | YES | YES |

Prepared: 30th Nov 05

# Growth strategy - advertisers

YELL

- Flexible return and rate card (flexible period)
  - Non classification based search (expand market)
  - Capture new advertiser e.g. brand
- New sectors
  - B2B
  - Verticals (aggregate via web link)
- Sales
  - Traditional sales channel
  - Agency Sales
  - Yell Direct (www.Yelldirect.com)
  - Proven Value

# Yell.com proven value

- For every Yell.com customer we collect:
  - Number of times their ad is viewed ‘in area’
  - Number of times their ad is viewed ‘out of area’
  - Number of clickthroughs
  - Number of location maps viewed
  - Performance against National and Regional averages


SAP
Proven Value Yell.Com Report

All of these stats are available for use by Sales, Customer Services and Marketing

# Yell Direct



YELLDIRECT
Take control of all your Yell advertising with Yell Direct
Welcome to Yell Direct
What is Yell Direct?
Manage your account
Request a Basic Listing
Yell.com
Yellow Pages
Business Pages
Yellow Pages 118 247
Advertising info.
Contact us
IF YOU WANT TO BE FOUND, JUST
YELL.COM
Got a website?
No website?
Log in to my account
Username:
Password:
Log in
What can I do with my Yell Direct account?
Put your business on top




YELLDIRECT
WELCOME TO YELL DIRECT ACCOUNT MANAGEMENT
Accounts and billing
Your advertising
Your contact and bank details
Invoices
Statements
Your Yell adverts
Your profile
Yell Direct home
What is Yell Direct?
Manage your account
Request a Basic Listing
Yell.com
Yellow Pages
Business Pages
Yellow Pages 118 247
Advertising info.
Contact us

# Conclusion

YELL

Yell.com is positioned

- To attract usage and advertising
- To maintain growth
- To move into new markets